[BBSI Letterhead]

December 1, 2017

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Office of Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Barrett Business Services, Inc. Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 15, 2017 File No. 000-21886

Dear Mr. Spirgel:

This letter responds to your letter dated November 2, 2017, with respect to the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by Barrett Business Services, Inc. (the “Company”, “BBSI” or “we”) for the year ended December 31, 2016. For the Staff's convenience, the comment in your letter is repeated below, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1.	Given that under GAAP you report PEO revenues on a net basis, it appears that your tabular presentation of non-GAAP total gross revenues and total gross cost of revenues is not appropriate since it is inconsistent with Question 100.04 of the CD&I on Non-GAAP measures issued on May 17, 2016. In addition, it appears that it is not appropriate to characterize gross amounts as revenue. Please also comply with this comment in your next earnings release.

Response

We acknowledge the Staff’s comment and have considered Question 100.04 of the C&DI on Non-GAAP measures issued on May 17, 2016 (“Question 100.04”). This question relates to individually tailored recognition and measurement methods, and specifically violation of Rule 100(b) of Regulation G, which states:

Rule 100(b) of Regulation G
A registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.

BBSI presents its professional employer services (“PEO”) revenue on a net basis in accordance with ASC 605-45; however, the gross activity of the Company is a key performance metric for management as well as investors and other financial statement users. We believe that disclosing gross amounts does not substitute an individually tailored accounting method, but rather uses a defined metric to provide important insight into the level of activity of our business.

Our disclosure documents filed with the Commission are prepared consistent with our understanding of the interpretations and other guidance published by the Staff, and we enhanced our disclosure with respect to non-GAAP financial measures following the release of the updated C&DI in 2016. We believe that the presentation of gross revenue amounts, taken together with the related language in our disclosure, does not present an untrue statement of material fact as proscribed by Rule 100(b). We respectfully note that ASC 605-45-50-1 acknowledges that disclosure of gross amounts may be useful when revenue is presented net, as described below:

ASC 605-45-50-1
Voluntary disclosure of gross transaction volume for those revenues reported net may be useful to users of financial statements. Such disclosure can be made parenthetically in the income statement or in the notes to the financial statements. However, if gross amounts are disclosed on the face of the income statement, they shall not be characterized as revenues (a description such as gross billings may be appropriate), nor shall they be reported in a column that sums to net income or loss. (This does not apply to the disclosure of taxes collected and remitted to governmental authorities; see paragraphs 605-45-50-3 through 50-4.)

Given the nature of BBSI’s operations, gross revenue is the primary driver of the two most significant expense categories presented on our income statement: Payroll taxes and benefits and Workers’ compensation. Management, as well as our investors and stakeholders, consistently use our gross revenue amounts to assess the fundamental performance of our business. As an example, management uses gross amounts in our budgets and operating forecasts as well as in establishing executive compensation performance goals. Similarly, investors regularly review our workers’ compensation expense as a percentage of gross revenue as this is the measure that is closest to reflecting volume of business.

BBSI has been thoughtful in our presentation of gross revenue to provide information about the volume of our business that our investors and other financial statement users find important while not confusing that presentation with our GAAP revenue amounts. ASC 605-45-50-1 permits the disclosure of gross amounts but indicates that gross amounts should not be characterized as “revenue” if they are disclosed on the face of the income statement. BBSI does not present gross amounts of PEO revenue on the face of the income statement, nor do we present gross amounts of PEO revenue in a column that sums to net income or loss. We do not modify the gross revenue or cost of revenue amounts to accelerate, defer or otherwise tailor the metrics in any way for BBSI. As such, we respectfully submit that ASC 605-45-50-1 acknowledges that gross revenue amounts may be a useful disclosure and establishes gross revenue as an acceptable and defined metric for disclosure, such that it should not be considered an “individually tailored” method as described in Question 100.04.

Notwithstanding, the Company will modify its disclosure in future filings in order to provide additional clarity about the reasons for reporting the gross revenue metric. Below is an example of the revised disclosure to be included in future filings, based on the last paragraph on page 19 and the first full paragraph on page 20 of our Form 10-Q for the period ended September 30, 2017.

We report PEO revenues on a net basis because we are not the primary obligor for the services provided by our co-employed clients to their customers pursuant to our client service agreements. ~~We present for comparison purposes~~ Although not in accordance with GAAP, management believes that gross PEO revenue is informative as to the volume of our business activity and serves as an important performance metric in managing our operations, including the preparation of our internal operating forecasts and establishing corporate performance targets for our annual cash incentive award program and awards of performance shares for our executive officers. We therefore present for purposes of analysis the gross revenues and cost of revenues information for the three and nine months ended September 30, 2017 and 2016 in the table below. ~~Although not in accordance with GAAP, management believes this information is informative as to the level of our business activity and illustrative of how we manage our operations, including the preparation of our internal operating forecasts, because it presents our professional employer services on a basis comparable to our staffing services.~~

The presentation of PEO revenues on a net basis and ~~the relative contributions of~~ staffing ~~and professional employer~~ services revenues ~~can create~~ on a gross basis causes volatility in our gross margin percentage~~. The general impact of fluctuations~~ as those revenue amounts change over time. Fluctuations in our revenue mix ~~is described below~~ generally have the following effects:

•	A relative increase in professional employer services revenue will result in a higher gross margin percentage. Improvement in gross margin percentage occurs because incremental client services revenue dollars are reported as revenue net of all related direct payroll and safety incentive costs.

•	A relative increase in staffing revenues will typically result in a lower gross margin percentage. Staffing revenues are presented at gross with the related direct costs reported in cost of revenues.

We do not propose to modify the tabular presentations regarding our gross revenue metric and reconciliation to GAAP amounts.

We appreciate the Staff’s review and consideration of the Company’s response. If you have any questions or comments regarding our response, please contact me by telephone at (360) 869-4012 or by facsimile at (360) 828-0705.

Sincerely,

/s/ Gary Kramer

Gary Kramer
Chief Financial Officer

8100 NE Parkway Drive, Suite 200   Vancouver, WA 98662   360.828.0700

www.barrettbusiness.com